SECURITIES & EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: September 30, 2011

Nerium Biotechnology, Inc.
(Exact name of registrant as specified in its charter)

11467 Huebner Road, Suite 175, San Antonio, Texas 78230
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (210) 822-7908

Canada	000-54051	14-1987900
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Three-months ended September 30, 2011 compared to the three-months ended September 30, 2010.

Sales for the three months ended September 30, 2011 totaled $487,652, an increase of $394,549, or 423.78%, from the $93,103 for the three months ended September 30, 2010. The increase in sales resulted from an increase in the number of Anvirzel units sold and the initial sale of skin care products totaling $356,379. During the quarter-ended September 30, 2011, the company sold 1046 vials at an average selling price of $125.50; 264 vials were given away at little or no cost and 22 vials were used in research, for a total of 1332 vials. This compares with the sale of 590 vials at an average selling price of $157.80 for the three months ended September 30, 2010. During the three months ended September 30, 2010, 349 vials were also given away at little or no cost and 21 vials were used in research for a total of 960 vials.

Other income for the three months ended September 30, 2011 totaled $1,769 an increase of $1,531, or 643.28%, from the $238 for the three months ended September 30, 2010. Other income results from medical services provided at the Salud Integral Clinic in Honduras.

As a result of the forgoing, the Company reported revenue for the three months ended September 30, 2011 of $489,421, an increase of $346,080, or 424.34%, from the $93,341 of revenue for the three months ended September 30, 2010.

Cost of Sales for the three months ended September 30, 2011, totaled $286,654, an increase of $237,310, or 480.93%, from the $49,344 for the three months ended September 30, 2010. The increase in cost of sales resulted from an increase in the number of vials used (372 more vials) and a slight increase in the cost of the vials as well as $260,228 of cost of sales from the sale of skin care products. The average cost on all vials used during the three months ended September 30, 2011 was $19.84, compared to $51.40 for the three months ended September 30, 2010.

As a result of the foregoing, the Company’s gross profit increased to $`202,767 for the three months ended September 30, 2011, an increase of $158,770, or 360.87% from the $43,997 for the three months ended September 30, 2010.

General and Administrative Expenses totaled $271,935 for the three months ended September 30, 2011, an increase of $29,761, or 12.29%, from the $242,174 for the three months ended September 30, 2010. The increase in general and administrative expenses resulted principally from an increase in expenses associated with the launch of the skin care product sales.

Research and Development Expenses totaled $37,698 for the three months ended September 30, 2011, a decrease of $46,327, or 55.13% from the $84,025 for the three months ended September 30, 2010. This decrease is attributable resulted from the conclusion of a large animal test involving HIV research at the MD Anderson Cancer center in Houston, Texas..

Share Based Compensation Expense totaled $300,079 for the three months ended September 30, 2011, a decrease of $208,471, or 40.99% from the $508,500 of share based compensation expense for the corresponding period of the prior year. The share based compensation expense resulted from expensing the fair market value of warrants which were issued.

Depreciation totaled $9,202 for the three months ended September 30, 2011, a decrease of $186, or 1.98%, from the $9,386 for the three months ended September 30, 2010. This decrease resulted from a decrease in depreciable assets associated with the Company’s research.

Foreign Exchange losses totaled $3,375 for the three months ended September 30, 2011. There were no foreign exchange gains or losses for the corresponding period of the prior year. Foreign exchange losses were incurred because of the decline in value of the US Dollar against the Honduran currency.

As a result of the foregoing, the Company incurred a loss from operations of $412,772 for the three months ended September 30, 2011, a decrease of $387,316, or 48.41%, from the $800,088 loss from operations for the three months ended September 30, 2010.

Exchange differences on translating foreign operations totaled $53 for the three months ended September 30, 2011. This compares with differences on translating foreign operations totaled $(273) for the three months ended September 30, 2010.

Based on the foregoing, the comprehensive loss for the three months ended September 30, 2011 totaled $412,719, or $(0.01) per share, compared to a comprehensive loss of $800,361, or $(0.03) per share for the three month ended September 30, 2010.

Nine-months ended September 30, 2011 compared to the nine-months ended September 30, 2010

Sales for the nine months ended September 30, 2011 totaled $713,312, an increase of $491,762, or 221.96%, from the $221,550 for the nine months ended September 30, 2010. The increase in sales resulted from an increase in the number of Anvirzel units sold and the launch of the skin care products. During the nine-months ended September 30, 2011, the company sold 2776 vials at an average selling price of $129.78; 655 vials were given away at little or no cost and 67 vials were used in research, for a total of 3,498 vials. This compares with the sale of 1,137 vials at an average selling price of $51.32 for the nine months ended September 30, 2010. During the nine months ended September 30, 2010, 702 vials were also given away at little or no cost, and 276 vials were used in research for a total of 2,115 vials.

Other income for the nine-months ended September 30, 2011 totaled $5,180, an increase of $3,703, or 250.71%, from the $1,477 for the nine months ended September 30, 2010. Other income results from medical services provided at the Salud Integral Clinic in Honduras.

As a result of the forgoing, the Company reported revenue for the nine months ended September 30, 2011 of $718,492, an increase of $495,465, or 222.15%, from the $223,027 of revenue for the nine months ended September 30, 2010.

Cost of Sales for the nine months ended September 30, 2011, totaled $345,513, an increase of $256,011, or 286.04%, from the $89,502 for the nine months ended September 30, 2010. The increase in cost of sales resulted from an increase in the number of vials used (1,383 more vials), which was partially offset by the reduced cost of the vials. The average cost on all vials used during the nine months ended September 30, 2011 was $28.10 compared to $42.32 for the nine months ended September 30, 2010. In addition, $260,228 of costs resulted from the sale of skin care products during the nine-months ended September 30, 2011.

As a result of the foregoing, the Company’s gross profit increased to $373,979 for the nine months ended September 30, 2011, an increase of $239,454, or 179.33% from the $133,525 for the nine months ended September 30, 2010.

General and Administrative Expenses totaled $868,116 for the nine months ended September 30, 2011, an increase of $169,989, or 24.35%, from the $698,127 for the nine months ended September 30, 2010. The increase in general and administrative expenses resulted principally from an increase in expenses associated with the launch of the skin care product line.

Research and Development Expenses totaled $325,870 for the nine months ended September 30, 2011, an increase of $12,184, or 3.88% from the $313,638 for the nine months ended September 30, 2010. This increase resulted from expenses incurred in the final stages of research leading up to the commercialization of NeriumAD, a skin cream for age-defying treatment.

Share based compensation expense totaled $804,122 for the nine months ended September 30, 2011, an increase of 295,622, or 58.14% from the $508,500 for the corresponding period of the prior year. The share based compensation expense resulted from expensing the fair market value of warrants which were issued.

Depreciation totaled $27,755 for the nine months ended September 30, 2011, a decrease of $288, or 1.03%, from the $28,043 for the nine months ended September 30, 2010. This decrease resulted from a decrease in depreciation associated with the Company’s research.

Foreign Exchange income totaled $1,387 for the nine months ended September 30, 2011. There were no foreign exchange gains or losses for the corresponding period of the prior year. Foreign exchange gains were incurred because of the rise in value of the US Dollar against the Honduran currency.

As a result of the foregoing, the Company incurred a loss from operations of $1,654,271 for the nine months ended September 30, 2011,an increase of $239,488, or 16.93%, from the $1.414.783 loss from operations for the nine months ended September 30,2010.

For the nine months ended September 30, 2011, the Company had an exchange difference on translating foreign operations of $7,342. This compares with a $(2,376) exchange difference on translating foreign operations for the nine months ended September 30, 2010.

Based on the foregoing, the comprehensive loss for the nine months ended September 30, 2011 totaled $1,646,929, or $(0.05) per share, compared to a comprehensive loss of $1,417,159, or $(0.05) per share for the nine month ended September 30, 2010.

Liquidity and Capital Resources

As of September 30, 2011, the Company had cash of $238,817 and working capital of $(33,020). This compares with cash of $186,823 and working capital of $288,230 as of December 31, 2010.

Cash used in operating activities totaled $1,213,937 for the nine months ended September 30, 2011, an increase of $374,093, or 22.45% from the $839,844 for the nine months ended September 30, 2010. This increase in cash used in operations resulted from an increase in the net loss and changes in the current accounts which were partially offset by increases in non-cash charges.

Cash used in investing activities totaled $3,724 for the nine months ended September 30, 2011, a decrease of $23,451, or 86.30%, from the $27,175 for the nine months ended September 30, 2010. All of the expenditures for both periods were for the acquisition of equipment and leaseholds.

Cash flows from financing activities totaled $1,274,090 for the nine months ended September 30, 2011, an increase of $508,219, or 66.36%, from the $765,871 for the nine months ended September 30, 2010. This increase resulted from an increase in proceeds from the issuance of common shares.

Cash flows were also impacted by the exchange rate changes in cash and cash equivalents. For the nine months end September 30, 2011, the exchange rate changes totaled $(4,435); for the corresponding period of the prior year they totaled $(811).

As a result of the foregoing, there was a net increase in cash of $51,994 for the nine months ended September 30, 2011. This compares with a net decrease in cash of $(101,959) for the nine months ended September 30 2010.

Based upon its current operating activities, the Company has insufficient cash to fund its operations and execute its business plan for the next twelve months. Although the Company continues to be able to sell its shares, it will require additional funding over the course of the next year. Therefore, unless the Company is able to continue selling shares, or substantially increase its sales at reasonable margins, it will be unable to continue as a going concern.

Nerium Biotechnology, Inc.

Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2011

(in U.S. dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of Nerium Biotechnology, Inc. for the nine months ended September 30, 2011 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the condensed interim consolidated financial statements.

Nerium Biotechnology, Inc.

September 30, 2011

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Financial Position
(Unaudited) (in U.S. dollars)

	September 30 2011	December 31 2010	January 1 2010

Assets
Current assets
Cash and cash equivalents	$238,817	$186,823	$380,800
Accounts receivable (note 8)	206,444	2,464	7,892
Inventory (note 4)	348,024	123,030	157,118
Prepaid expenses and deposits	155,341	68,085	10,968

	948,626	380,402	556,778
Equipment and leaseholds (note 5)	227,615	251,239	188,908

	$1,176,241	$631,641	$745,686

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	$205,489	$92,172	$64,171

Equity
Share capital (note 6)	7,100,397	5,814,538	4,793,808
Shares to be issued	-	-	37,594
Reserves	2,206,039	1,406,344	752,008
Deficit	(8,324,790)	(6,671,273)	(4,894,501)

Attributable to equity shareholders	981,646	549,609	688,909

Non-controlling interests	(10,894)	(10,140)	(7,394)

	970,752	539,469	681,515

	$1,176,241	$631,641	$745,686

Going Concern (note 1)
Commitments (note 10)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 28, 2011.

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Changes in Equity
For the nine month period ended September 30, 2011
(Unaudited)
(in U.S. dollars)

	Share Capital					Reserves

	Common Shares		Preference Shares		Shares to be	Equity Settled Share-based	Currency Translation	Non- Controlling
	Number	Amount	Number	Amount	issued	Payments	Adjustments	Interests	Deficit	Total

At January 1, 2010	30,369,568	$4,793,808	-	$-	$37,594	$752,008	$-	$(7,394)	$(4,894,501)	$681,515

Issued on private placements (note 6(b)(i))	204,465	204,465	-	-	(2,194)	-	-	-	-	202,271

Options exercised (note 7(i))	150,000	15,000	-	-	-	-	-	-	-	15,000

Fair value of options exercised	-	11,769	-	-	-	(11,769)	-	-	-	-

Issued on private placement (note 6(b)(v))	500,000	500,000	-	-	-	-	-	-	-	500,000

Fair value of warrants (note 6(c))	-	(161,476)	-	-	-	161,476	-	-	-	-

Shares issued in accordance with consulting agreements (note 6(b)(iii) and (iv))	60,000	60,000	-	-	(35,400)	-	-	-	-	24,600

Issued on private placement (note 6(b)(vi))	56,000	84,000	-	-	-	-	-	-	-	84,000

Fair value of options granted (note 7 (ii))	-	-	-	-	-	508,500	-	-	-	508,500

Comprehensive loss for the period	-	-	-	-	-	-	(2,376)	(1,964)	(1,412,819)	(1,417,159)

At September 30, 2010	31,340,033	5,507,566	-	-	$-	$1,410,215	$(2,376)	$(9,358)	$(6,307,320)	$598,727

Issued on private placements (note 6(b)(vi))	204,648	306,972	-	-	-	-	-	-	-	306,972

Comprehensive loss for the period	-	-	-	-	-	-	(1,495)	(782)	(363,953)	(366,230)

At December 31, 2010	31,544,681	$5,814,538	-	$-	$-	$1,410,215	$(3,871)	$(10,140)	$(6,671,273)	$539,469

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Changes in Equity - continued
For the nine month period ended September 30, 2011
(Unaudited)
(in U.S. dollars)

	Share Capital					Reserves

	Common Shares		Preference Shares		Shares to be	Equity Settled Share-based	Currency Translation	Non- Controlling
	Number	Amount	Number	Amount	issued	Payments	Adjustments	Interests	Deficit	Total

At December 31, 2010	31,544,681	$5,814,538	-	$-	$-	$1,410,215	$(3,871)	$(10,140)	$(6,671,273)	$539,469

Preference shares issued (note 6(b)(viii) and( xiv))	-	-	750,000	750,000	-	-	-	-	-	750,000

Issued on private placements (note 6(b)(vii))	199,583	299,374	-	-	-	-	-	-	-	299,374

Preference shares converted to common shares (note 6(b)(ix) and (xv))	750,000	750,000	(750,000)	(750,000)	-	-	-	-	-	-

Issued on private placements (note 6 (b)(x))	29,867	44,801	-	-	-	-	-	-	-	44,801

Fair value of warrants (note 6 (b)(v))	-	-	-	-	-	504,043	-	-	-	504,043

Issued on private placements (note 6 (b)(xi))	41,206	61,809	-	-	-	-	-	-	-	61,809

Cancellation of shares (note 6 (b)(xii))	(19,269)	-	-	-	-	-	-	-	-	-

Issued on private placements (note 6 (b) (xiii)	68,737	103,106								103,106

Options exercised (note 7(i))	150,000	15,000								15,000

Fair value of options exercised		11,769				(11,769)				-

Fair value of options(note 7 (iii) and (iv))						300,079				300,079

Comprehensive loss for the period	-	-	-	-	-	-	7,342	(754)	(1,653,517)	(1,646,929)

At September 30, 2011	32,764,805	$7,100,397	-	$-	$-	$2,202,568	$3,471	$(10,894)	$(8,324,790)	$970,752

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the three and nine month periods ended September 30
(Unaudited)
(in U.S. dollars)

	Three months ended		Nine months ended
		September 30		September 30
	2011	2010	2011	2010
Revenue
Sales $	487,652	$93,103	$713,312	$221,550
Other income	1,769	238	5,180	1,477
	489,421	93,341	718,492	223,027
Cost of sales	286,654	49,344	345,513	89,502
Gross profit	202,767	43,997	372,979	133,525
Expenses
General and administrative (notes 6(b)(iii) and 8)	271,935	242,174	868,116	698,127
Research and development	37,698	84,025	325,870	313,638
Share-based compensation (note 6 (c), 7(ii), (iii) and (iv))	300,079	508,500	804,122	508,500
Depreciation	9,202	9,386	27,755	28,043
Foreign exchange (gain) loss	(3,375)	-	1,387	-
	615,539	844,085	2,027,250	1,548,308
Net loss for the period	(412,772)	(800,088)	(1,654,271)	(1,414,783)
Exchange difference on translating foreign operations	53	(273)	7,342	(2,376)

Comprehensive loss for the period $	(412,719)	$(800,361)	$(1,646,929)	$(1,417,159)

Basic and diluted loss per share (note 9) $	(0.01)	$(0.03)	$(0.05)	$(0.05)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nerium Biotechnology, Inc.

Condensed Interim Consolidated Statements of Cash Flows
For the nine month period ended September 30
(Unaudited)
(in U.S. dollars)

	2011	2010
Cash flow from operating activities
Net loss for the period	$(1,654,271)	$(1,414,783)
Items not affecting cash:
Depreciation	27,755	28,043
Depreciation included in research and development	11,370	-
Share-based compensation	804,122	508,500
Shares issued in accordance with consulting agreements	-	60,000
Changes in non-cash working capital balances:
Accounts receivable	(203,980)	5,870
Inventory	(224,994)	1,536
Prepaid expenses and deposits	(87,256)	(11,180)
Accounts payable and accrued liabilities	113,317	(17,830)
	(1,213,937)	(839,844)
Cash flow from investing activities
Purchase of equipment and leaseholds	(3,724)	(27,175)
Cash flow from financing activities
Issuance of common shares	1,259,090	750,871
Proceeds from options exercised	15,000	15,000
	1,274,090	765,871
Effect of exchange rate changes on cash and cash equivalents	(4,435)	(811)

Increase in cash and cash equivalents	51,994	(101,959)

Cash and cash equivalents, beginning of period	186,823	380,800

Cash and cash equivalents, end of period	$238,817	$278,841

Included in cash and cash equivalents is:
Cash	$170,736	$92,404
Money market instruments	68,081	186,437
	$238,817	$278,841

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

1.	Nature of Operations and Going Concern

Nerium Biotechnology, Inc. (the “Company”) was incorporated in Canada on June 1, 2006. Effective December 31, 2006, the Company entered into a Share Exchange Agreement (the “Share Agreement”) with Phoenix Biotechnology Inc. (“Phoenix US”), whereby the Company acquired a 100% ownership in Phoenix Biotech Ltd. (“Phoenix BVI”), which was incorporated in the British Virgin Islands on June 23, 2006, in exchange for the issuance of 22,610,045 common shares of the Company to Phoenix US shareholders.

Phoenix BVI holds a majority ownership in four Latin American subsidiaries (collectively, “the Latin American Subsidiaries”) as follows: 100% ownership of Drogueria Salud Integral S. de R.L. (“DSI”), 99.94% ownership of Salud Integral S.A. de C.V. (“SI”), 99.99% ownership of Farmacia Salud Integral, S. de R.L. (“FSI”), and 91% ownership of Salud Integral de El Salvador LTDA. de. C.V. (“SIES”). The Company also held a 96.26% ownership in Drogueria Commercial Suprema S. de R.L. (“DCS”) which was dissolved in 2009.

The Latin American Subsidiaries were incorporated in Honduras and El Salvador and own the rights in these jurisdictions where they are permitted to market Anvirzel as a therapeutic agent with activity against cancer and as a non-toxic adjuvant agent when used with traditional chemotherapy and radiotherapy. Phoenix BVI is in the process of transitioning from the marketing of Anvirzel as an intramuscular injection to the development and marketing of oleander-based products which are delivered orally.

On September 29, 2010, the Company incorporated a wholly-owned subsidiary Nerium SkinCare, Inc. (“NSC”), a Texas corporation. NSC produces skin care cream products. On August 29, 2011, NSC acquired a 30% interest in Nerium International, LLC. (“NI”). NSC sells skincare cream products exclusively to NI.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. During the nine months ended September 30, 2011, the Company incurred a net loss of $1,654,271(2010 - $1,414,783). At September 30, 2011 the Company had cash and cash equivalents of $238,817 and working capital of $743,137. In order to meet future expenditures and cover administrative costs, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company. These condensed interim consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable operations or obtain adequate financing.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

2.	Basis of Presentation

The preparation of these condensed interim consolidated financial statements resulted in changes to the accounting policies as compared to the most recent annual financial statements prepared under Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies set out below have been applied to all periods presented in these condensed interim consolidated financial statements; and are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) that the Company expects to be applicable for its annual consolidated financial statements for the year ending December 31, 2011.

The interim results are not necessarily indicative of results for a full year.

Adoption of IFRS

The Company was required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on January 1, 2011. The Company’s transition date to IFRS was January 1, 2010 (the “Transition Date”). The comparative consolidated statements of financial position as at December 31, 2010, and consolidated statements of changes in equity, operations and comprehensive loss, and cash flows for the nine months ended September 30, 2010, have been restated under IFRS.

The guidance for adoption of IFRS is set out in IFRS 1, First‐Time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first‐time adopters of IFRS.

Reconciliations between the Company’s previously reported consolidated statements of financial position and consolidated statements of loss and comprehensive loss are presented in note 14.

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) using accounting principles consistent with IFRS as published by the IASB and IFRIC.

These condensed interim consolidated financial statements do not include all disclosure required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2010 presented under Canadian GAAP.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

2.	Basis of Presentation - continued

Statement of Compliance - continued

Disclosures contained in these condensed interim consolidated financial statements exceed the minimum requirements under IAS 34. The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and other additional disclosures required under IFRS, which also highlight the changes from the Company’s 2010 annual consolidated financial statements prepared in accordance with Canadian GAAP. In 2012 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed interim consolidated financial statements under IFRS as the readers will be able to refer to the annual consolidated financial statements for the year ending December 31, 2011 which will be prepared in accordance with IFRS.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared using the measurement basis specified by IFRS for each type of asset, liability, revenue and expense as set out in the accounting policies below.

Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Significant estimates include the valuation of share-based compensation where the Black-Scholes option valuation model is used, the estimated fair value of shares issued in accordance with certain agreements in exchange for services, estimating the useful lives of equipment and the valuation of future income tax assets.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options granted or vested during the year.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

3.	Significant Accounting Policies

Cash equivalents

The Company considers cash equivalents to include all highly liquid financial instruments with a maturity of 90 days or less when purchased. As at September 30, 2011, December 31, 2010 and January 1, 2010, cash equivalents consisted of money market instruments.

Inventory

Inventory is valued at the lower of cost and net realizable value. The cost of finished goods comprises direct materials and, where applicable, direct labour costs and overhead costs. Cost is determined using the first-in, first-out method. Net realizable value represents the anticipated selling price less all further costs necessary to complete the sale.

Equipment and leaseholds

Equipment and leasehold improvements are recorded at cost less accumulated depreciation. Depreciation is provided over the assets' estimated useful lives using the following methods and annual rates:

Laboratory furniture and equipment	- 20 years	straight-line
Clinic and office furniture and equipment	- 5 years	straight-line
Computer equipment	- 5 years	straight-line
Leasehold improvements	- 5 years	straight-line
Research equipment	- 5 years	straight-line
Vehicles	- 5 years	straight-line

Impairment of non-financial assets

The Company assesses at the end of each reporting period the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

3.	Significant Accounting Policies - continued

Impairment of non-financial assets - continued

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of operations and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on income tax assets and liabilities is reflected in operations in the period in which the change occurs. Valuation allowances are established when it is not considered more likely than not that the value of future income tax assets will be realized.

Financing costs

Costs directly incurred in the course of raising equity financing are netted against the proceeds of the equity raised. Prior to the completion of a corporate transaction, any equity financing costs incurred for which the Company has not realized proceeds are capitalized and charged against the equity financing raised at the time the proceeds are received.

Revenue recognition

Revenue from product sales of Anvirzel and Nerium Skincare products are recognized when the product is shipped to or picked up by the customer or patient, all risks and rewards have been transferred to the customer or patient, and when collection of the related receivable is reasonably assured.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

3.	Significant Accounting Policies - continued

Foreign exchange

The Company has adopted the U.S. dollar, its functional currency, as its presentation currency. A majority of the Company's operations are conducted by its Latin American Subsidiaries in the Honduran Lempira, which is the Latin American Subsidiaries' functional currency; with the exception of SIES which uses the U.S. dollar as its functional currency. The Company translates the remaining Latin American Subsidiaries’ assets and liabilities into U.S. dollars using exchange rates prevailing at the end of the reporting period. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period; otherwise, if it is appropriate the rate at the transaction date is used. Exchange differences are recognised in other comprehensive income and accumulated in a separate component of equity.

Research and development costs

Research and development costs are expensed as incurred, except that development costs meeting specified criteria under IFRS are deferred and amortized over the estimated useful life of the associated product once commercialization is complete. The Company has not deferred any such development costs to date.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed using the treasury stock method. Stock options and warrants outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

Share-based compensation

The Company follows the fair value method of accounting for the stock option awards granted to employees, directors, officers and consultants. Stock options issued to consultants are accounted for based on the fair value of the services rendered. If this cannot be reliably measured the stock options are valued using the fair-value-based method over the period of services provided. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of expected market prices and an expected life of the options. The number of stock option awards expected to vest are estimated using a forfeiture rate based on historical experience and future expectations. Share-based compensation is amortized to earnings over the vesting period of the related option. Any consideration received from the participants upon exercise of stock options is credited to share capital.

The Company uses graded or accelerated depreciation which specifies that each vesting tranche must be accounted for as a separate arrangement with a unique fair value measurement. Each vesting tranche is subsequently amortized separately from the grant date.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

3.	Significant Accounting Policies - continued

Financial instruments

The Company classifies all financial instruments into one of the following four categories: fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables and available-for-sale financial assets or other financial liabilities. All financial instruments are initially included on the statement of financial position at fair value and are subsequently measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are subsequently measured at amortized cost. FVTPL financial instruments are subsequently measured at fair value and all gains and losses are included in net loss in the year which they arise. Available-for-sale financial instruments are subsequently measured at fair value with unrealized gains and losses included in other comprehensive income (loss) until the instrument is derecognized or impaired.

The Company has classified its cash and cash equivalents as FVTPL, accounts receivable as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

IFRS 7 requires the disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements for financial instruments. The three levels of fair value hierarchy are:

• Level 1	-	Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2	-	Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

• Level 3	-	Inputs for assets or liabilities that are not based on observable market data.

The Company estimates that the fair values of its financial instruments approximate the carrying values at September 30, 2011. Cash and cash equivalents are measured at fair value and are classified within Level 1 of the fair value hierarchy.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

3.	Significant Accounting Policies - continued

Entity with significant influence

The Company reports its interests in Nerium International LLC using the equity method of accounting. Under the equity method, equity accounted investments are carried on the consolidated balance sheet at cost, adjusted for the Company’s proportionate share of post-acquisition profits and losses and for post-acquisition changes in excess of the Company’s carrying amount of its investment over the net assets of the equity accounted investments, less any identified impairment loss. The Company’s share of profits and losses is recognized in the share of net earnings from equity accounted investments in the statement of operations. At each period-end the Company evaluates whether there is objective evidence that its interest in an equity accounted investment is impaired. The entire carrying amount of the equity accounted investment is compared to the recoverable amount, which is the higher of the value in use or fair value less costs to sell. The recoverable amount of each investment is considered separately. When the Company’s share of losses of an equity accounted investment equals or exceeds its interest in that investment, the Company discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Company has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

Where the Company transacts with its equity investments, unrealized profits and losses are eliminated to the extent of the Company’s interest in the investment. Balances outstanding between the Company and equity accounted investments in which it has an interest are not eliminated in the consolidated balance sheet (see note 8).

Changes in Accounting Standards

Certain new accounting standards, amendments to standards and interpretations have been issued but are not yet effective. The Company has not early adopted any of these standards and is evaluating the impact, if any, that these standards might have on the results and financial position of the Company.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

3.	Significant Accounting Policies - continued

Accounting Standards Issued and Effective January 1, 2013 (unless otherwise noted)

IFRS 9, Financial Instruments, replaces the current standard IAS 39, Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

IFRS 11, Joint Arrangements, establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.

IFRS 12, Disclosure of Involvement with Other Entities, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13, Fair Value Measurement, defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.

IAS 27, Separate Financial Statements, has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non‐consolidated) financial statements.

IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).

In June 2011, the IASB amended IAS 1 Presentation of financial statements (“IAS 1”) to require presenting items in other comprehensive income in two categories: items that might be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or as two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

4.	Inventory
	September 30 2011	December 31 2010	January 1 2010

Raw materials and consumables	$314,933	$71,106	$80,896
Supplies	6,881	20,053	24,706
Medicine (finished goods)	26,210	31,871	51,516

	$348,024	$123,030	$157,118

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

5.	Equipment and Leaseholds

	Laboratory Furniture and Equipment	Clinic and Office Furniture and Equipment	Computer equipment	Leasehold Improvements	Research Equipment	Vehicles	Total
Cost

At January 1, 2010	$253,622	$187,121	$45,503	$115,560	$-	$30,606	$632,412

Additions	27,175	-	-	-	-	-	27,175

Disposals	-	-	-	-	-	-	-

Foreign exchange movement	-	-	-	-	-	-	-

At September 30, 2010	$280,797	$187,121	$45,503	$115,560	$-	$30,606	$659,587

Additions	2,565	-	253	-	75,800	-	78,618

Disposals	-	-	-	-	-	-	-

Foreign exchange movement	-	-	-	-	-	-	-

At December 31, 2010	$283,362	$187,121	$45,756	$115,560	$75,800	$30,606	$738,205

Additions	-	1,519	2,205	-	-	-	3,724

Disposals	-	-	-	-	-	-	-

Foreign exchange movement	-	-	-	-	-	-	-

At September 30, 2011	$283,362	$188,640	$47,961	$115,560	$75,800	$30,606	$741,929

Accumulated Depreciation

At January 1, 2010	$121,481	$156,822	$21,164	$113,883	$-	$30,154	$443,504

Depreciation	19,286	7,829	776	124	-	28	28,043

Disposals	-	-	-	-	-	-	-

Foreign exchange movement	467	546	74	378	-	100	1,565

At September 30, 2010	$141,234	$165,197	$22,014	$114,385	$-	$30,282	$473,112

Depreciation	12,210	1,744	273	-	2,527	13	16,767

Disposals	-	-	-	-	-	-	-

Foreign exchange movement	(917)	(998)	(133)	(684)	-	(181)	(2,913)

At December 31, 2010	$152,527	165,943	$22,154	$113,701	$2,527	$30,114	$486,966

Depreciation	5,803	7,212	267	-	11,370	-	24,652

Disposals	-	-	-	-	-	-	-

Foreign exchange movement	858	938	121	616	-	163	2,696

At September 30, 2011	159,188	$174,093	$22,542	$114,317	$13,897	$30,277	$514,314

Net Book Value

At January 1, 2010	$132,141	$30,299	$24,339	$1,677	$-	$452	$188,908

At September 30, 2010	$139,563	$21,924	$23,489	$1,175	$-	$324	$186,475

At December 31, 2010	$130,835	$21,178	$23,602	$1,859	$73,273	$492	$251,239

At September 30, 2011	$124,174	$14,547	$25,419	$1,243	$61,903	$329	$227,615

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

6.	Share Capital

(a)	Authorized

Unlimited	Common shares

Unlimited	Preference shares, non-voting, issuable in series

(b)	Issued

Common shares	Shares	Amount
As at January 1, 2010 (ii)	30,369,568	$4,793,808
Private placements (i)	204,465	204,465
Stock options exercised (note 7(i))	150,000	15,000
Fair value of options exercised	-	11,769
Private placement (v)	500,000	500,000
Fair value of warrants (note 6(c))	-	(161,476)
Shares issued in accordance with consulting agreements (iii) (iv)	60,000	60,000
Private placement (vi)	260,648	390,972

As at December 31, 2010	31,544,681	5,814,538
Private placement (vii)	199,583	299,374
Preference share conversion (ix)	500,000	500,000
Private placement (x)	29,867	44,801
Private placement (xi)	41,206	61,809
Cancellation of shares (xii)	(19,269)	-
Private placements (xiii)	68,737	103,106
Stock options exercised (note 7 (i))	150,000	15,000
Fair value of options exercised		11,769
Preference share conversion (xv)	250,000	250,000

As at September 30, 2011	32,764,805	$7,100,397

Preference Shares	Shares	Amount

As at January 1, 2010 and 2011	-	$-
Issuance of preference shares (viii)	500,000	500,000
Conversion to common shares (ix)	(500,000)	(500,000)
Issuance of preference shares (xiv)	250,000	250,000
Conversion of common shares (xv)	(250,000)	(250,000)

As at September 30, 2011	-	$-

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

6.	Share Capital - continued

(b)	Issued - continued

(i)	In December 2007, the Company's Board of Directors approved a private placement of up to 2,000,000 common shares of the Company at a subscription price of $1.00 per common share.

During the year ended December 31, 2008, the Company issued 1,325,110 shares for gross proceeds of $1,325,110. Share issue costs of $20,000 were incurred relating to the private placement. During the year ended December 31, 2009, the Company issued 545,925 shares for gross proceeds of $545,925. The private placement was amended in March 2010 to 2,075,500 common shares under the same terms and conditions in order to accommodate an oversubscription of 75,500 common shares. During the nine month period ended September 30, 2010 and year ended December 31, 2010, the Company issued 204,465 shares for gross proceeds of $204,465, of which $2,194 was received in advance and included in shares to be issued as at January 1, 2010.

(ii)
In November 2008, in connection with the Company's anticipated filing of a final non offering prospectus, the 22,610,045 shares issued pursuant to the Share Agreement (see note 1) were agreed to be deposited into escrow to be released over a range of up to 36 months in 6 month tranches from the date of an initial public offering.

(iii)
During 2009, the Company received consulting services in exchange for 35,400 shares to be issued subsequent to year end, with an estimated fair value of $35,400. The Company continued to receive consulting services up to the end of the consulting term in April 2010, with an estimated fair value of $14,600. Upon completion of the consulting term the Company issued 50,000 common shares for the consulting services rendered. $14,600 is included in general and administrative expenses for the nine month period ended September 30, 2010.

(iv)
In May 2010, the Company issued 10,000 common shares in accordance with a consulting agreement. This transaction was recorded at the fair value of the common shares of $10,000 resulting in an increase to share capital and a corresponding increase to prepaid expenses as at September 30, 2010.

(v)
In April 2010, the Company’s Board of Directors approved a non-brokered private placement of units of the Company at a subscription price of $1.00 per unit. During the nine month period ended September 30, 2010, the Company issued 500,000 units for gross proceeds of $500,000. Each unit consisted of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 per share expiring May 5, 2011. The warrants expired and were replaced with new warrants that were issued on May 6, 2011 with the same terms and expiring May 5, 2012 (see note 6 (c)).

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

6.	Share Capital - continued

(b)	Issued - continued

(vi)
In September 2010, the Company’s Board of Directors approved a non-brokered private placement of common shares of the Company at a subscription price of $1.50 per share. Pursuant to this private placement on September 23, 2010; October 26, 2010 and December 21, 2010; the Company issued 56,000; 184,500 and 20,148 common shares for gross proceeds of $84,000; $276,750 and $30,222 respectively.

(vii)	On March 29, 2011, the Company completed the fourth closing of its non-brokered private placement by issuing 199,583 common shares at $1.50 per share for gross proceeds of $299,374.

(viii)
On March 9, 2011, the Company completed a non-brokered private placement to issue 500,000 Series “A” Convertible Preference Shares, at a subscription price of $1.00 per share for a total of $500,000. The Convertible Preference Shares are non-voting, non-redeemable, non-retractable and are not entitled to receive dividends. Each Series “A” Convertible Preference Share may, at the option of the holder, be converted into one common share. The expiry date of the conversion is December 31, 2012.

(ix)	On May 5, 2011 the 500,000 Series “A” Convertible Preference Shares were converted into 500,000 common shares.

(x)	On May 5, 2011, the Company completed the fifth closing of its non-brokered private placement by issuing 29,867 common shares at $1.50 per share for gross proceeds of $44,801.

(xi)	On June 28, 2011, the Company completed the sixth closing of its non-brokered private placement by issuing 41,206 common shares at $1.50 per share for gross proceeds of $61,809.

(xii)	On June 28, 2011 the Company cancelled 19,269 shares it held directly.

(xiii)
On September 8, 2011 and September 29, 2011, the Company completed the seventh and eighth closing of its non-brokered private placement by issuing 58,737 and 10,000 common shares at $1.50 per share for gross proceeds of $88,106 and $15,000 respectively.

(xiv)
On September 26, 2011, the Company approved a non-brokered private placement to issue 1,000,000 Series “B” Convertible Preference Shares, at a subscription price of $1.00. The Convertible Preference Shares are non-voting, non-redeemable, non-retractable and are not entitled to receive dividends. Each Series “B” Convertible Preference Share may, at the option of the holder, be converted into one common share. The expiry date of the conversion is December 31, 2012. Pursuant to this private placement 250,000 preference shares were issued.

(xv)	On September 29, 2011, the 250,000 Series “B” Convertible Preference Shares were converted into 250,000 common shares.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

6.	Share Capital - continued

(c)	Warrants

A summary of the Company’s warrant activity is as follows:

	September 30		December 31		January 1
	2011		2010		2010
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price

Outstanding, beginning	500,000	$1.25	-	$-	-	$-
Expired	(500,000)	1.25
Issued (note 6(b)(v))	500,000	1.25	500,000	1.25	-	-

Outstanding, ending	500,000	$1.25	500,000	$1.25	-	$-

The fair value of the 500,000 warrants issued in May 2010 was $161,476. The fair value of the warrants was estimated using the Black-Scholes pricing model based on the following assumptions: risk-free interest of 1.89%, volatility of 143%; expected dividend yield of 0% and expected life of one year.

On May 5, 2011, the 500,000 warrants expired; and replacement warrants were issued on May 6, 2011 with the same terms and an expiry date of May 5, 2012. The fair value of the 500,000 warrants was $504,043. The fair value of the warrants was estimated using the Black-Scholes pricing model based on the following assumptions: risk-free interest of 1.65%; volatility of 181%; expected dividend yield of 0% and expected life of one year.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

7.	Share-Based Compensation

The Company has reserved and set aside up to 6,256,000 common shares for the granting of options to directors, officers, employees and consultants. The terms of the awards under the Plan are determined by the Board of Directors.

A summary of the status of the Company's outstanding stock options as of September 30, 2011 and December 31, 2010, and changes during the periods is presented in the following table.

	2011		2010
		Weighted-		Weighted-
		average		average
	Stock	exercise	Stock	exercise
	options	price	options	price

Outstanding, beginning	3,180,000	$0.47	3,030,000	$0.32
Exercised (i)	(150,000)	0.10	(150,000)	0.10
Granted (ii), (iii) and (iv)	600,000	1.50	450,000	1.22
Expired	-	-	(150,000)	0.10

Outstanding, ending	3,630,000	$0.65	3,180,000	$0.47

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at September 30, 2011 are as follows:

		Options Outstanding		Options Exercisable
			Weighted-
		Weighted-	Average		Weighted-
		Average	Remaining		Average
Exercise		Exercise	Contractual		Exercise
Prices	Outstanding	Price	Life	Exercisable	Price
	#		Years	#

CDN$0.10	1,470,000	CDN$0.10	0.30	1,470,000	CDN$0.10
CDN$0.50	800,000	CDN$0.50	0.78	800,000	CDN$0.50
CDN$1.22	310,000	CDN$1.22	1.79	310,000	CDN$1.22
US$1.22	450,000	US$1.22	3.91	450,000	US$1.22
US$1.50	600,000	US$1.50	4.79	150,000	US$1.50

	3,630,000	CDN$0.65	1.72	3,180,000	CDN$0.53

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

7.	Share-Based Compensation - continued

(i)
1,950,000 stock options with an exercise price of CDN$0.10 were granted to various directors, employees and consultants on January 17, 2007, which vested immediately and expire January 17, 2012. The fair value was determined to be $153,000 at $0.08 per option, using the Black-Scholes model for pricing options. This amount was recorded as stock-based compensation expense and an increase to reserves. The following assumptions were used: risk free interest rate of return of 4.3%, expected stock volatility of 105%, dividend yield of 0% and expected life of 5 years. 150,000 of these options were exercised in 2010 and on September 8, 2011 an additional 150,000 options were exercised.

(ii)
450,000 stock options were granted to certain directors on August 26, 2010 with an exercise price of US$1.22, which vested immediately and expire August 26, 2015. The fair value was determined to be $508,500 at $1.13 per option, using the Black-Scholes model for pricing options. This amount was recorded as an increase to stock-based compensation expense and an increase to reserves. The following assumptions were used: risk free interest rate of return of 2.06%, expected volatility of 156%, dividend yield of 0% and expected life of 5 years.

(iii)
450,000 stock options were granted to certain employees on June 27, 2011 with an exercise price of US$1.50, which vest 25% on June 27, 2012; 25% on June 27, 2013; 25% on June 27, 2014 and 25% on June 27, 2015 and expires June 27, 2016. The fair value was determined to be $647,925 at $1.44 per option, using the Black-Scholes model for pricing options. $84,365 was recorded as an increase to stock-based compensation expense and an increase to reserves for the three and nine month periods ended September 30, 2011. The following assumptions were used: risk free interest rate of return of 2.79%; expected volatility of 181%; dividend yield of 0% and expected life of 5 years.

(iv)
150,000 stock options were granted to a consultant on August 29, 2011 with an exercise price of USD$1.50, which vested immediately and expires on August 29, 2016. The fair value was determined to be $215,714 at $1.44 per option, using the Black Scholes model for pricing options. This amount was recorded as an increase to stock-based compensation expense and an increase to reserves for three and nine month periods ended September 30, 2011. The following assumptions were used: risk free interest rate of return was 1.36%, expected volatility of 182%, dividend yield of 0% and expected life of 5 years.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

8.	Related Party Transactions

During the nine month period ended September 30, 2011, the Company entered into the following related party transactions:

The Company incurred consulting fees of $45,000 (2010 - $25,000) during the nine month period ended September 30, 2011 and $15,000 (2010 - $5,000) for the three month period ended September 30, 2011, for services provided by a director of the Company. This amount is included in general and administrative expenses. As at September 30, 2011, $5,000 (2010 - $nil) was included in accounts payable and accrued liabilities.

In the three and nine month periods ended September 30, 2011, total sales by the Company to a related party over which it has significant influence was $386,400. The unrealized profit of $30,021 associated with these sales to the related party have been eliminated. As at September 30, 2011, included in accounts receivable is $196,439 due from this related party

The transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to the related parties are non-interest bearing with no specified maturity date.

For the nine months ended September 30, 2011, the Company paid salaries and employee benefits to key management personnel totalling $176,798 (2010 - $161,717) and for the three months ended September 30, 2011, the Company paid salaries and employee benefits to key management personnel totalling $68,537 (2010 - $53,825).

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

9.	Loss Per Share

The following tables set forth the computation of basic and diluted loss per share for the nine month period and three month period ended September 30, 2011 and 2010:

	Nine months ended September 30
	2011	2010

Numerator:
Net loss attributable to common shareholders - basic and diluted	$(1,654,271)	$(1,414,783)

Denominator:
Weighted-average common shares outstanding - basic and diluted	31,996,980	30,970,930

Basic and diluted loss per common share	$(0.05)	$(0.05)

	Three months ended September 30
	2011	2010

Numerator:
Net loss attributable to common shareholders - basic and diluted	$(412,772)	$(800,088)

Denominator:
Weighted-average common shares outstanding - basic and diluted	32,353,904	31,288,903

Basic and diluted loss per common share	$(0.01)	$(0.03)

As a result of the net losses for the three and nine month periods ended September 30, 2011 and 2010, the potential effect of the exercise of stock options and warrants were anti-dilutive. Therefore, the options and warrants were excluded from the computation of weighted average number of diluted common shares outstanding.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

10.	Commitments

Operating leases

At September 30, 2011, the Company was committed to operating lease payments for its various premises in the following amounts:

2011	$61,691
2012	224,773
2013	220,048
2014	199,686
2015	196,691

$902,889

In addition, the Company is commited to the following:

(a)
The Company has entered into two separate agreements with one individual. The first agreement, a production and purchasing agreement effective June 2004, entitles the individual to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision. The second agreement, a consulting agreement effective January 2007, entitles the individual to receive an additional $3.25 per vial of Anvirzel sold to third parties in exchange for consulting services in relation to the production of Anvirzel. Both agreements remain in effect for as long as Anvirzel is produced in Honduras.

(b)
Prior to 2004, the Company entered into a consulting agreement which entitles the consultant to receive $1.00 per vial of Anvirzel sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, to a maximum of $20,000 per month, expiring in 2018.

The commissions paid are not significant and are included in cost of sales.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

11.	Financial Instruments

Fair value

The Company's financial instruments include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The carrying value of the financial instruments approximates their fair value because of the short-term maturities of these items.

The Company's risk exposure and the impact on its financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its contractual obligations. The Company is exposed to credit risk on its cash and cash equivalents and accounts receivable.

The Company has deposited the cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss is minimal. The Company's cash and cash equivalents are not subject to any external restrictions.

Credit risk concentration with respect to the financial instruments included in accounts receivable is primarily due from a related party over which the Company has significant influence (see note 8).

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company does not have any debt other than accounts payable and accrued liabilities. The Company also has commitments discussed in Note 10.

Since inception, the Company has financed its liquidity needs through private placements of common shares. To secure additional capital, the Company will attempt to raise additional funds through the issuance of common shares or similar equity instruments.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. Fluctuations in market interest rates do not have a significant impact on the Company's results of operations due to the short-term nature of interest bearing cash and cash equivalents.

Accounts payable and accrued liabilities bear no interest.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

11.	Financial Instruments - continued

Currency risk

The Company is exposed to currency fluctuations as a significant amount of its accounts payable and accrued liabilities are denominated in Canadian dollars and Honduran Lempira. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at September 30, 2011, a change in the Canadian dollar of +/- 10% against the U.S. dollar with all other variables held constant would have an impact on net loss for the year of $5,413.

As at September 30, 2011, a change in the Honduran Lempira of +/- 10% against the U.S. dollar with all other variables held constant would have an impact on net loss for the year of $2,473.

12.	Capital Disclosure

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations. The Company includes equity in the definition of capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the nine month period ended September 30, 2011. The Company is not subject to externally imposed capital requirements.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

13.	Segmented Information

The Company has two operating segments, being the production and sale of Anvirzel; and the production and sale of Nerium Skincare products. The Company's sales and equipment and leaseholds by geographical area are as follows:

Sales

Sales of Anvirzel originate in Honduras where Anvirzel is produced and shipments originate, and sale of skin care creams originate in the United States where the creams are produced and shipments originate. The information to provide geographical information by customer location is not available and the cost to develop it would be excessive.

	For the nine month period ended
	September 30	September 30
	2011	2010

United States	$356,379	$-
Honduras	356,933	221,550

	$713,312	$221,550

	For the three month period ended
	September 30	September 30
	2011	2010

United States	$356,379	$-
Honduras	131,273	93,103

	$487,652	$93,103

Equipment and leaseholds

	September 30 2011	December 31 2010	January 1 2010

United States	$78,251	$94,298	$29,185
Honduras	149,364	156,941	159,723

	$227,615	$251,239	$188,908

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

14.	Transition to IFRS

The Company’s IFRS accounting policies presented in note 3 have been applied in preparing the condensed interim consolidated statements of financial position at September 30, 2011, December 2010 and the Transition Date; and the statements of operation and comprehensive loss for the three and nine month periods, ending September 30, 2011 and 2010.

The Company has applied IFRS 1 in preparing these IFRS condensed interim consolidated financial statements. The effects of the transition to IFRS on equity, loss and comprehensive loss and reported cash flows are presented in this section and are further explained in the tables presented below. There was no significant impact on the condensed interim consolidated statements of cash flows as a result of adopting IFRS. There were no additional impairments identified by applying IFRS at the Transition Date.

First-time Adoption and Exemptions Applied

Upon transition, IFRS 1 permits certain exemptions and imposes certain mandatory exceptions from full retrospective application. The Company has applied the mandatory exceptions and elected to use certain optional exemptions. Mandatory exceptions adopted by the Company include:

The Company has used estimates under IFRS that are consistent with those applied under Canadian GAAP (with adjustments for accounting policy differences) unless there is objective evidence those estimates were in error, and there were none at the Transition Date.

Optional exemptions elected by the Company include:

(a)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3, Business Combinations (“IFRS 3”), retrospectively to business combinations that occurred before the Transition Date to IFRS. The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred after January 1, 2010. There is no adjustment required to the January 1, 2010 statement of financial position on the Transition Date.

(b)	Cumulative Translation Differences

In accordance with IFRS 1, the Company has opted to reset cumulative translation differences for all foreign operations to zero at the date of transition to IFRS.

(c)	Share-based payments

IFRS 2, Share-based payment, has not been applied to equity instruments that were granted prior to the Transition Date.

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

14.	Transition to IFRS - continued

Adjustments required in transitioning from Canadian GAAP to IFRS are set out in the following statements:

Reconciliation of consolidated statements of financial position, including equity

	As at December 31, 2010			As at September 30, 2010			As at January 1, 2010
		Effect of			Effect of			Effect of
	CDN	Transition		CDN	Transition		CDN	Transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
Assets
Current assets
Cash and cash equivalents	$186,823	$-	$186,823	$278,841	$-	$278,841	$380,800	$-	$380,800
Accounts receivable	2,464	-	2,464	2,022	-	2,022	7,892	-	7,892
Inventory	123,030	-	123,030	155,582	-	155,582	157,118	-	157,118
Prepaid expenses and deposits	68,085	-	68,085	22,148	-	22,148	10,968	-	10,968
	380,402	-	380,402	458,593	-	458,593	556,778	-	556,778

Equipment and leaseholds	253,226	(1,987)	251,239	191,375	(4,900)	186,475	192,243	(3,335)	188,908
	$633,628	$(1,987)	$631,641	$649,968	$(4,900)	$645,068	$749,021	$(3,335)	$745,686
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$92,172	$-	$92,172	$46,341	$-	$46,341	$64,171	$-	$64,171
Equity
Share capital	5,814,538	-	5,814,538	5,507,566	-	5,507,566	4,793,808	-	4,793,808
Shares to be issued	-	-	-	-	-	-	37,594	-	37,594

Reserves	1,410,215	(3,871)	1,406,344	1,410,215	(2,376)	1,407,839	752,008	-	752,008
Deficit	(6,683,297)	12,024	(6,671,273)	(6,314,154)	6,834	(6,307,320)	(4,898,560)	4,059	(4,894,501)

Attributable to equity shareholders	541,456	8,153	549,609	603,627	4,458	608,085	684,850	4,059	688,909

Non-controlling interests	-	(10,140)	(10,140)	-	(9,358)	(9,358)	-	(7,394)	(7,394)

	541,456	(1,987)	539,469	603,627	(4,900)	598,727	684,850	(3,335)	681,515

	$633,628	$(1,987)	$631,641	$649,968	$(4,900)	$645,068	$749,021	$(3,335)	$745,686

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

14.	Transition to IFRS - continued

Reconciliation of Loss and Comprehensive Loss

	Three months ended September 30, 2010			Nine months ended September 30, 2010

		Effect of			Effect of
	CDN	Transition to		CDN	Transition to
	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

Revenue
Sales	$93,103	$-	$93,103	$221,550	$-	$221,550

Other income	238	-	238	1,477	-	1,477

	93,341	-	93,341	223,027	-	223,027

Cost of sales	49,344	-	49,344	89,502	-	89,502

Gross profit	43,997	-	43,997	133,525	-	133,525

Expenses

General and administrative	242,174	-	242,174	698,127	-	698,127
Stock-based compensation	508,500		508,500	508,500		508,500

Research and development	84,025	-	84,025	313,638	-	313,638
Loss on foreign exchange	273	(273)	-	811	(811)	-

Depreciation	9,386	-	9,386	28,043	-	28,043
	844,358	(273)	844,085	1,549,119	(811)	1,548,308

Net loss for the period	(800,361)	273	(800,088)	(1,415,594)	811	(1,414,783)

Exchange difference on translating foreign operations	-	(273)	(273)	-	(2,376)	(2,376)

Comprehensive loss for the period	$(800,361)	$-	$(800,361)	$(1,415,594)	$(1,565)	$(1,417,159)

Nerium Biotechnology, Inc.

Notes to Condensed Interim Consolidated Financial Statements
September 30, 2011
(Unaudited)
(in U.S. dollars)

14.	Transition to IFRS - continued

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS:

(a)	Exchange difference on translating foreign operations

Previously, under Canadian GAAP, the subsidiaries functional currency was considered to be the U.S. dollar resulting in all foreign exchange gains and losses being included in net income. Under IAS 21, The Effects of Changes in Foreign Exchange Rates, the functional currency of the Honduran Latin American Subsidiaries is considered to be the Honduran Lempira. Since the functional currency of the subsidiaries is different from the presentation currency of the Company; exchange differences arising on translation are included in other comprehensive income (loss) and accumulated in a currency translation adjustment in reserve equity.

(b)	Non-controlling interests

Previously the non-controlling interest in respect of the Latin American Subsidiaries was not recorded as the losses applicable to these interests exceeded their carrying amount and would therefore have resulted in a debit balance. In accordance with IFRS, IAS 27, Consolidated and Separate Statements, non-controlling interests are presented as a separate component of equity, even when they result in a debit balance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Nerium Biotechnology, Inc.
November 28, 2011	By: /s/Dennis R. Knocke
Its: President

November 28, 2011	By: /s/ Joseph B. Nester
Its: Chief Financial Officer

Certification

I, Dennis R. Knocke, certify that:

1. I have reviewed this annual report on Form 6-K of Nerium Biotechnology, Inc..:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”); and
(c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);
(a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data, and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 28, 2011
By: /s/ Dennis R. Knocke
Chairman, President and Director

Certification

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Dennis R. Knocke, the Chief Executive Officer of Nerium Biotechnology, Inc.. (the “Company”), hereby certifies that, to his knowledge:
(i) the Report on Form 6-K of the Company for the nine months ended September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 28, 2011	By: /s/ Dennis R. Knocke
Chairman, President and Director

Certification

I, Joseph B. Nester, certify that:

1. I have reviewed this annual report on Form 6-K of Nerium Biotechnology, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”); and
(c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);
(a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data, and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 28, 2011

By: /s/ Joseph B. Nester
Chief Financial Officer

Certification

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Joseph B. Nester, the Chief Financial Officer of Nerium Biotechnology, Inc. (the “Company”), hereby certifies that, to his knowledge:
(i) the Report on Form 6-K of the Company for the nine months ended September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 28, 2011	By: /s/ Joseph B. nester
Chief Financial Officer